SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

PANTHEON CHINA ACQUISITION CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

698659 10 9
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698659 10 9	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark D. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 9 (b) 9
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 692,500 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 692,500 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,500 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 698659 10 9	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Pantheon China Acquisition Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

3106B, Office Tower A, Beijing Fortune Plaza 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, China

Item 2(a).	Name of Persons Filing:

Mark D. Chen (“Chen”)

Item 2(b).	Name of Persons Filing:

The principal business address of Chen is 3106B, Office Tower A, Beijing Fortune Plaza 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, China

Item 2(c).	Citizenship:

Chen is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

698659 10 9

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 698659 10 9	13G	Page 4 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Chen beneficially owns 692,500 shares of common stock, including (i) 100,000 shares of common stock held by Jennifer J. Weng, Chen’s wife, and (ii) 350,000 shares of common stock held by Super Castle Investments Limited, a company owned by Chen. Does not include 1,291,667 shares of common stock issuable upon exercise of warrants held by Pantheon China Acquisition Limited, an entity controlled by Chen, that are not exercisable and will not become exercisable within 60 days.

(b)	Percent of Class:
11.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
692,500 shares of common stock

(ii)	Shared power to vote or to direct the vote:
0 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:
692,500 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:
0 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

CUSIP No. 698659 10 9	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

CUSIP No. 698659 10 9	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

/s/ Mark D. Chen
Mark D. Chen